Exhibit A

Ceragon Reports First Quarter 2015 Results
May 06, 2015

CERAGON NETWORKS REPORTS FIRST QUARTER 2015
FINANCIAL RESULTS

Company increases non-GAAP operating profit and further reduces cash consumption

Paramus, New Jersey, May 6, 2015 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today reported results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights:

Revenues -- $93.7 million, up 33% from the first quarter of 2014, and down 16% from the fourth quarter of 2014.

Gross margin – 25.9%, compared to 22.1% in the first quarter of 2014 and 20.5% in the fourth quarter of 2014.

Operating income – $0.6 million, compared to an operating loss of $(17.1) million in the first quarter of 2014 and an operating loss of $(25.9) million in the fourth quarter of 2014.

Net loss – $(7.0) million or $(0.09) per diluted share. Net loss for the first quarter of 2014 was $(27.0) million, or $(0.51) per diluted share. Net loss for the fourth quarter of 2014 was $(52.0) million or $(0.68) per diluted share.

One-time items – First quarter 2015 net loss includes a total of $4.2 million of one-time charges. This amount consists of $1.2 million in restructuring costs and additional financial expense of $3.0 million resulting from re-measurement of certain assets related to Venezuela.

Non-GAAP results – gross margin was 26.3%, operating profit was $2.5 million, and net loss was $(1.3) million, or $(0.02) per diluted share. Non-GAAP results exclude one-time items as well as recurring adjustments of $1.5 million.  For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Cash and cash equivalents – $37.3 million at March 31, 2015, compared to $41.4 million at December 31, 2014. The decrease represents a combination of $1.2 million of cash consumption and a currency devaluation, primarily in Venezuela, of approximately $3 million.

“Our first quarter performance clearly reflects the initiatives we have been pursuing to improve profitability,” said Ira Palti, president and CEO of Ceragon. “Gross margin improved and operating expenses declined significantly, resulting in further improvement in our operating result, and we managed to lower our cash consumption to $1.2 million in Q1. We continue to expect to generate positive cash flow in Q2 and will continue to focus on improving profitability with a target of reaching a mid-single-digit non-GAAP operating margin by the end of this year.”

Supplemental revenue breakouts:

Geographical breakdown, first quarter of 2015:

•	Europe:	16%

•	Africa:	8%

•	North America:	10%

•	Latin America:	28%

•	India:	31%

•	APAC:	7%

A conference call to discuss the results will begin at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling USA: (800) 230-1074 or International: +1 (612) 234-9959, from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/about-us/ceragon/investor-relations, selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 357142. A replay of both the call and the webcast will be available through June 6, 2015.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Join the Discussion

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “expects,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with increased working capital needs; risks associated with the ability of Ceragon to meet its liquidity needs; the risk that Ceragon will not achieve the benefits it expects from its expense reduction and profit enhancement programs; the risk that Ceragon will not comply with the financial or other covenants in its agreements with its lenders; the risk that sales of Ceragon’s new IP-20 products will not meet expectations; risks associated with doing business in Latin America, including currency export controls and recent economic concerns; risks relating to the concentration of our business in the Asia Pacific region and in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities; and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors: Doron Arazi or +972 3 5431 660 dorona@ceragon.com	Claudia Gatlin +1 212 830-9080 claudiag@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
tanyas@ceragon.com

-tables follow-

Ceragon Reports First Quarter 2015 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended
	March 31,
	2015	2014

Revenues	$93,653	$70,515
Cost of revenues	69,413	54,936

Gross profit	24,240	15,579

Operating expenses:
Research and development, net	6,399	10,439
Selling and marketing	11,308	15,420
General and administrative	4,736	5,906
Restructuring costs	1,225	936

Total operating expenses	$23,668	$32,701

Operating income (loss)	572	(17,122)
Financial expenses, net	6,346	8,164

Loss before taxes	5,774	25,286

Taxes on income	1,221	1,677

Net loss	$6,995	$26,963

Basic and diluted net loss per share	$0.09	$0.51

Weighted average number of shares used in computing basic and diluted net loss per share	77,145,265	52,457,168

Ceragon Reports First Quarter 2015 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31, 2015	December 31, 2014
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$37,270	$41,423
Short-term bank deposits	349	413
Marketable securities	-	535
Trade receivables, net	141,961	162,626
Other accounts receivable and prepaid expenses	23,270	22,898
Deferred taxes, net	2,993	3,522
Inventories	55,700	61,830
Total current assets	261,543	293,247

NON-CURRENT ASSETS:
Deferred taxes, net	167	239
Severance pay funds and pension	5,313	5,669
Property and equipment, net	31,731	33,138
Intangible assets, net	4,586	5,070
Other non-current assets	4,460	4,510
Total non-current assets	46,257	48,626
Total assets	$307,800	$341,873

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loans, including current maturities of long term loan	$50,896	$48,832
Trade payables	89,916	101,752
Deferred revenues	12,190	17,667
Other accounts payable and accrued expenses	33,816	37,248
Total current liabilities	186,818	205,499

LONG-TERM LIABILITIES
Long term bank loan, net of current maturities	-	2,072
Accrued severance pay and pension	10,660	11,452
Other long term liabilities	16,878	18,298
Total long-term liabilities	27,538	31,822

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	212	212
Additional paid-in capital	406,607	406,413
Treasury shares at cost	(20,091)	(20,091)
Accumulated other comprehensive loss, net of taxes	(8,418)	(4,111)
Accumulated deficit	(284,866)	(277,871)

Total shareholders' equity	93,444	104,552

Total liabilities and shareholders' equity	$307,800	$341,873

Ceragon Reports First Quarter 2015 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended
	March 31,
	2015	2014
Cash flow from operating activities:
Net loss	$(6,995)	$(26,963)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	3,503	3,378
Stock-based compensation expense	194	1,047
Decrease in trade and other receivables, net	14,869	1,894
Decrease in inventory, net of write-off	5,109	1,609
Decrease in deferred tax asset, net	730	1,317
Decrease in trade payables and accrued liabilities	(13,719)	(15,058)
Decrease in deferred revenues	(5,477)	(2,899)
Other adjustments	(106)	841
Net cash used in operating activities	$(1,892)	$(34,834)

Cash flow from investing activities:
Purchase of property and equipment ,net	(2,042)	(2,850)
Proceeds from short and long-term bank deposits	64	50
Proceeds from sale and maturities of marketable securities	122	5,161
Net cash provided by (used in) investing activities	$(1,856)	$2,361

Cash flow from financing activities:
Proceeds from short-term bank loans	2,050	18,110
Repayment of loans from financial institutions	(2,058)	(2,058)
Net cash provided by (used in) financing activities	$(8)	$16,052

Translation adjustments on cash and cash equivalents	$(397)	$69

Decrease in cash and cash equivalents	$(4,153)	$(16,352)

Cash and cash equivalents at the beginning of the period	41,423	42,407

Cash and cash equivalents at the end of the period	$37,270	$26,055

Ceragon Reports First Quarter 2015 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2015			2014
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$93,653		$93,653	$70,515
Cost of revenues	69,413	(a)364	69,049	54,070
Gross profit	24,240		24,604	16,445

Operating expenses:
Research and development, net	6,399	(b)96	6,303	7,853
Selling and marketing	11,308	(c)271	11,037	14,405
General and administrative	4,736	(d)(16)	4,752	5,022
Restructuring costs	1,225	1,225	-	-

Total operating expenses	$23,668		$22,092	$27,280

Operating income (loss)	572		2,512	(10,835)
Financial expenses, net	6,346	(e)2,974	3,372	1,854

Loss before taxes	5,774		860	12,689

Taxes on income	1,221	(f)734	487	187

Net loss	$6,995		$1,347	$12,876

Basic and diluted net loss per share	$0.09		$0.02	$0.25

Weighted average number of shares used in computing basic and diluted net loss per share	77,145,265		77,145,265	52,457,168

Total adjustments		5,648

(a)
Cost of revenues includes $0.3 million of amortization of intangible assets, $30 thousand of changes in pre-acquisition indirect tax positions and $30 thousand of stock based compensation expenses in the three months ended March 31, 2015.

(b)	Research and development expenses include stock-based compensation expenses in the three months ended March 31, 2015.
(c)	Selling and marketing expenses include $0.2 million of amortization of intangible assets and $0.1 million of stock based compensation expenses in the three months ended March 31, 2015.
(d)	General and administrative expenses include net stock based compensation expenses in the three months ended March 31, 2015.
(e)
Financial expenses include the effect of re-measurement of certain assets denominated in or linked to the U.S. dollar in Venezuela, due to restrictive government policies on payments in foreign currency in the three months ended March 31, 2015.

(f)	Taxes on income include non-cash tax adjustments in the three months ended March 31, 2015.

Ceragon Reports First Quarter 2015 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
NET LOSS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended
	March 31,
	2015	2014

Reported GAAP net loss	6,995	26,963

Stock based compensation expenses	194	1,047
Amortization of intangible assets	492	523
Restructuring expenses	1,225	4,440
Changes in pre-acquisition indirect tax positions	30	277
Currency devaluation in Venezuela	2,973	4,140
Expenses related to certain transactions to expatriate cash from Venezuela and Argentina	-	2,170
Non-cash tax adjustments	734	1,490

Non-GAAP net loss	1,347	12,876